EXHIBIT 99.1

Intellipharmaceutics Announces Results of Initial Phase I Clinical Trial of Controlled-Release Pregabalin and Product Updates

TORONTO, Nov. 27, 2012 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced successful results of an initial Phase I clinical trial of a controlled-release pregabalin formulation. We also announced an update to the 2012 goals of our Rexista™ abuse-deterrent formulations for oxycodone, and an update to the development activities of our generic version of Focalin XR®.

Intellipharmaceutics successfully completed a Phase I clinical trial on our non-generic controlled-release formulation of pregabalin XR. This was the first bioavailability study of our controlled-release pregabalin versus Lyrica® (immediate release pregabalin) in 14 subjects. The results showed that our 150 mg pregabalin XR once-a-day dosage was comparable in bioavailability to Lyrica® 50 mg three-times-a-day dosage. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes. We plan to initiate additional Phase I clinical trials in 2013. According to Wolters Kluwer Health, U.S. sales for the 12 months ending October 2012 for Lyrica® (pregabalin capsules) were approximately $2.0 billion. There is no controlled-release formulation on the market at this time. There can be no assurance that additional clinical trials will meet our expectations, that we will be successful in submitting a new drug application ("NDA") 505(b)(2) filing with the United States Food and Drug Administration ("FDA"), that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

"We are excited to announce the application of our Hypermatrix™ technology to another controlled- release product candidate," stated Dr. Isa Odidi, CEO and Co-Founder of Intellipharmaceutics. "Our formulation expertise continues to broaden the pipeline of Intellipharmaceutics' product candidates and expand our potential strategic commercial opportunities."

Intellipharmaceutics' previously announced development goals for 2012 included the completion of clinical batch manufacturing of Rexista™ oxycodone, and the initiation of Phase I studies of Rexista™ oxycodone. We are pleased to announce our manufacture of batches under current Good Manufacturing Practices has been concluded, and we are now going into clinical trials with the manufactured batches. Preliminary Phase I data from this trial is expected in early 2013. According to Wolters Kluwer Health, U.S. sales for the 12 months ending October 2012 for OxyContin® were approximately $2.4 billion.

"Our first proof-of-concept trial of Rexista™ oxycodone yielded bioavailability comparable to OxyContin®. We plan to repeat these trials using our final formulation," commented Dr. Isa Odidi. "Addicts have found ways to abuse OxyContin®. Our final Rexista™ oxycodone formula is designed to deter abuse from crushing, heating, dissolving and various extraction methods including dissolution in alcohol." There can be no assurance that clinical trials will meet our expectations, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

We continue to await receipt of potential regulatory approval from the FDA for our generic version of Focalin XR®. No additional information has been requested by the FDA in the last three months with regards to the abbreviated new drug application ("ANDA") that is currently under review. Upon receipt of regulatory approval, we may commence marketing our generic versions of 5, 10, 15 and 20 mg Focalin XR® with our commercialization partner Par Pharmaceutical, Inc. According to Wolters Kluwer Health, U.S. sales for the 12 months ending October 2012 for Focalin XR® were approximately $601 million. There can be no assurance as to when, or if at all, the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including eight ANDAs filed with the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

All dollar references in this release are to TRx MBS Dollars, as defined in our latest Form 20-F.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form and latest Form 20-F, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Intellipharmaceutics International Inc.
         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com

         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106
         investors@intellipharmaceutics.com